

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

April 8, 2010

Richard Astrom
Chief Executive Officer
Milwaukee Iron Arena Football, Inc.
11415 NW 123 Lane
Reddick, Florida 32686

> **Re:** **Milwaukee Iron Arena Football, Inc.**
> **Revised Schedule 14C Information Statement**
> **Filed March 25, 2010**
> **File No. 000-27831**

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please respond within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please provide balancing language discussing that the increase in authorized shares may have an anti-takeover effect.

2. You disclose on pages eight and nine that you currently have 30,281,982 outstanding shares of common stock, and you indicate on page eight that you are splitting 10,049 shares of common stock. Please provide us with a supplemental response explaining how this split will occur. Discuss all outstanding shares of common stock, how they will be treated in the split, and any rationale for differing treatment.

* * * * *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Laura Anthony
Fax: (561) 514-0832